Exhibit 11

W.W. Grainger, Inc. and Subsidiaries
COMPUTATIONS OF EARNINGS PER SHARE

	Nine Months Ended September 30,
BASIC:	2004	2003
Weighted average number of shares outstanding	90,250,231	90,783,382

Net earnings	$196,867,000	$165,233,000

Earnings per share	$2.18	$1.82

DILUTED:
Weighted average number of shares outstanding	90,250,231	90,783,382
Potential Shares:
Shares issuable under common stock equivalents	7,904,616	7,610,951
Shares which could have been purchased using
the proceeds from the common stock
equivalents exercised, based on the average
market value for the period	(6,622,639)	(5,915,955)

	1,281,977	1,694,996
Dilutive effect of exercised options prior
to being exercised	30,532	14,532

	1,312,509	1,709,528

Adjusted weighted average number of shares
outstanding	91,562,740	92,492,910

Net earnings	$196,867,000	$165,233,000

Earnings per share	$2.15	$1.79